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No. 812-13603

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO
APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) AND 57(i) OF THE
INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT
CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(2) AND
57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE
ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

ARES CAPITAL CORPORATION, ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES MANAGEMENT, L.P., ARES MANAGEMENT II, L.P., ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES NF CLO XIII MANAGEMENT, L.P., ARES NF CLO XIV MANAGEMENT, L.P., ARES NF CLO XV MANAGEMENT, L.P., ARES CLO MANAGEMENT XVI, L.P., ARES CLO MANAGEMENT XVII, L.P., ARES CLO MANAGEMENT XVIII, L.P., ARES CLO MANAGEMENT XIX, L.P., ARES CLO MANAGEMENT XX, L.P., ARES CLO MANAGEMENT XXI, L.P., ARES CLO MANAGEMENT XXII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P., ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., AELIS VI OPERATING MANAGER, LLC, ARES WLP MANAGEMENT L.P., ASSF OPERATING MANAGER III, LLC, ARES SPC HOLDINGS, L.P., ARES SPC HOLDINGS GP LLC, ARES PRIVATE ACCOUNT MANAGEMENT I, L.P., ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC, ARES CSF OPERATING MANAGER I, LLC, ARES CSF OPERATING MANAGER II, LLC, ARES CSF III INVESTMENT MANAGEMENT, LLC, ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES MEZZANINE MANAGEMENT LLC, ARES CAPITAL EURO GP, L.P., ARES STRATEGIC INVESTMENT GP, LLC, ARES STRATEGIC INVESTMENT MANAGEMENT LLC, ASIP OPERATING MANAGER III LLC, ARES ASIA MANAGEMENT, LTD., ARES ASIA MANAGEMENT (HK), LIMITED, ARES COMMERCIAL REAL ESTATE MANAGEMENT LLC, ARES COMMERCIAL REAL ESTATE MANAGER LLC, ARES COMMERCIAL REAL ESTATE SERVICER LLC, IVY HILL ASSET MANAGEMENT L.P., IHSM LLC, ACKB LLC, A.C. CORPORATION, ARES INVESTMENTS LLC, ARES INVESTMENTS HOLDINGS LLC, ARES LEVERAGED INVESTMENT FUND (U.S.), L.P., ARES LEVERAGED INVESTMENT FUND (CAYMAN), L.P., ARES LEVERAGED INVESTMENT FUND, L.P., ARES LEVERAGED INVESTMENT CORP., ARES LEVERAGED INVESTMENT FUND II, L.P., ARES LEVERAGED INVESTMENT CORP. II, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES IIIR/IVR CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD., ARES XI CLO LTD., ARES XII CLO LTD., ARES CLO XVI LTD., ARES CLO XVII LTD., ARES CLO XVIII LTD., ARES CLO XIX LTD., ARES CLO XX LTD., ARES CLO XXI LTD., ARES CLO XXII LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., OCI EURO FUND I, B.V., ARES NF CLO XIII LTD., ARES NF CLO XIV LTD., ARES NF CLO XV LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY

VI, L.P., ARES SPC LUXEMBOURG S.À R.L., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES SPECIAL SITUATIONS FUND, L.P., ASSF I JM LTD, DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ASSF I-B JM LTD, ARES SPECIAL SITUATIONS FUND III, L.P., ASSF III JM LTD., DF III US BD HOLDINGS LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CREDIT STRATEGIES FUND II, L.P., ARES CREDIT STRATEGIES FUND III, L.P., ARES CSF III LUXEMBOURG S.À R.L., ARES CORPORATE OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ACOF II JM LTD., ARES CORPORATE OPPORTUNITIES FUND III, L.P., AF I US BD HOLDINGS L.P., AF II US BD HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES MEZZANINE PARTNERS, L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P., ARES CAPITAL EUROPE (LUXEMBOURG) S.À R.L., ARES STRATEGIC INVESTMENT PARTNERS LTD., ARES STRATEGIC INVESTMENT PARTNERS OFFSHORE LTD., ARES STRATEGIC INVESTMENT PARTNERS EUROPE B.V., ARES STRATEGIC INVESTMENT PARTNERS, L.P., ARES STRATEGIC INVESTMENT PARTNERS EUROPE, L.P., ARES STRATEGIC INVESTMENT PARTNERS EUROPE OFFSHORE B.V., ARES STRATEGIC INVESTMENT PARTNERS III, L.P., ARES CORPORATE OPPORTUNITIES FUND ASIA, L.P., ARES CAPITAL CP FUNDING LLC, ARCC COMMERCIAL LOAN TRUST 2006, IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD., IVY HILL SENIOR DEBT FUND, L.P., IVY HILL SENIOR DEBT FUNDING 2007-1, IVY HILL SENIOR DEBT FUND, LTD., COLTS 2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT FUNDING I, LTD., KNIGHTSBRIDGE CLO 2007-1 LIMITED, KNIGHTSBRIDGE CLO 2008-1 LIMITED, EMPORIA PREFERRED FUNDING I, LTD., EMPORIA PREFERRED FUNDING II, LTD., EMPORIA PREFERRED FUNDING III, LTD., AGILE FUND I, LLC, ARES PRIVATE DEBT STRATEGIES II, L.P., ARES PRIVATE DEBT STRATEGIES III, L.P.

245 Park Avenue, 44th Floor
New York, NY 10167
and
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

All Communications, Notices and Orders to:

Michael J. Arougheti President Ares Capital Corporation 245 Park Avenue, 44th Floor New York, NY 10167 (212) 750-7300	Michael D. Weiner General Counsel Ares Management LLC 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067 (310) 201-4200	Joshua M. Bloomstein General Counsel Ares Capital Corporation 245 Park Avenue, 44th Floor New York, NY 10167 (212) 750-7300

Copies to:

Monica Shilling Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067 (310) 557-2900	Steven B. Boehm Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 383-0100

July 18, 2011

ii

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
ARES CAPITAL CORPORATION, ARES	)
CAPITAL MANAGEMENT LLC, ARES	)
MANAGEMENT LLC, ARES MANAGEMENT	)
LIMITED, ARES MANAGEMENT, L.P., ARES	)
MANAGEMENT II, L.P., ARES INSTITUTIONAL	)	AMENDMENT NO. 4 TO
LOAN FUND GP, LLC, ARES CLO	)	APPLICATION FOR AN
MANAGEMENT IIR, L.P., ARES CLO	)	ORDER PURSUANT TO
MANAGEMENT IIIR/IVR, L.P., ARES CLO	)	SECTIONS 57(c) AND 57(i)
MANAGEMENT VR, L.P., ARES CLO	)	OF THE INVESTMENT
MANAGEMENT VIR, L.P., ARES CLO	)	COMPANY ACT OF 1940
MANAGEMENT VII, L.P., ARES CLO	)	AND RULE 17d-1 UNDER
MANAGEMENT VIII, L.P., ARES CLO	)	THE ACT AUTHORIZING
MANAGEMENT IX, L.P., ARES CLO	)	CERTAIN JOINT
MANAGEMENT X, L.P., ARES CLO	)	TRANSACTIONS
MANAGEMENT XI, L.P., ARES CLO	)	OTHERWISE PROHIBITED
MANAGEMENT XII, L.P., ARES NF CLO XIII	)	BY SECTIONS 57(a)(2) AND
MANAGEMENT, L.P., ARES NF CLO XIV	)	57(a)(4) OF THE ACT AND
MANAGEMENT, L.P., ARES NF CLO XV	)	UNDER SECTION 17(d) OF
MANAGEMENT, L.P., ARES CLO	)	THE ACT AND RULE 17d-l
MANAGEMENT XVI, L.P., ARES CLO	)	UNDER THE ACT
MANAGEMENT XVII, L.P., ARES CLO	)	AUTHORIZING CERTAIN
MANAGEMENT XVIII, L.P., ARES CLO	)	JOINT TRANSACTIONS.
MANAGEMENT XIX, L.P., ARES CLO	)
MANAGEMENT XX, L.P., ARES CLO	)
MANAGEMENT XXI, L.P., ARES CLO	)
MANAGEMENT XXII, L.P., ARES ENHANCED	)
LOAN MANAGEMENT, L.P., ARES ENHANCED	)
LOAN MANAGEMENT IR, L.P., ARES	)
ENHANCED LOAN MANAGEMENT II, L.P.,	)
ARES ENHANCED LOAN MANAGEMENT III,	)
L.P., ARES ENHANCED LOAN INVESTMENT	)
STRATEGY ADVISOR IV, L.P., AELIS VI	)
OPERATING MANAGER, LLC, ARES WLP	)
MANAGEMENT L.P., ASSF OPERATING	)
MANAGER III, LLC, ARES SPC HOLDINGS,	)
L.P., ARES SPC HOLDINGS GP LLC, ARES	)
PRIVATE ACCOUNT MANAGEMENT I, L.P.,	)
ARES ENHANCED CREDIT OPPORTUNITIES	)
GP, LLC, ARES ENHANCED CREDIT	)
OPPORTUNITIES FUND MANAGEMENT, L.P.,	)
ASSF OPERATING MANAGER, LLC, ARES CSF	)
OPERATING MANAGER I, LLC, ARES CSF	)
OPERATING MANAGER II, LLC, ARES CSF III	)
INVESTMENT MANAGEMENT, LLC, ACOF	)
OPERATING MANAGER, L.P., ACOF	)
OPERATING MANAGER II, L.P., ACOF	)
OPERATING MANAGER III, LLC, ARES	)
MEZZANINE MANAGEMENT LLC, ARES	)
CAPITAL EURO GP, L.P., ARES STRATEGIC	)
INVESTMENT GP, LLC, ARES STRATEGIC	)
INVESTMENT MANAGEMENT LLC, ASIP	)

OPERATING MANAGER III LLC, ARES ASIA	)
MANAGEMENT, LTD., ARES ASIA	)
MANAGEMENT (HK), LIMITED, ARES	)
COMMERCIAL REAL ESTATE MANAGEMENT	)
LLC, ARES COMMERCIAL REAL ESTATE	)
MANAGER LLC, ARES COMMERCIAL REAL	)
ESTATE SERVICER LLC, IVY HILL ASSET	)
MANAGEMENT L.P., IHSM LLC, ACKB LLC,	)
A.C. CORPORATION, ARES INVESTMENTS	)
LLC, ARES INVESTMENTS HOLDINGS LLC,	)
ARES LEVERAGED INVESTMENT FUND (U.S.),	)
L.P., ARES LEVERAGED INVESTMENT FUND	)
(CAYMAN), L.P., ARES LEVERAGED	)
INVESTMENT FUND, L.P., ARES LEVERAGED	)
INVESTMENT CORP., ARES LEVERAGED	)
INVESTMENT FUND II, L.P., ARES	)
LEVERAGED INVESTMENT CORP. II, ARES	)
INSTITUTIONAL OFFSHORE LOAN FUND, B.V.,	)
ARES INSTITUTIONAL LOAN FUND, L.P., ARES	)
INSTITUTIONAL LOAN FUND B.V., ARES IIR	)
CLO LTD., ARES IIIR/IVR CLO LTD., ARES VR	)
CLO LTD., ARES VI CLO LTD., ARES VIR CLO	)
LTD., ARES VII CLO LTD., ARES VIII CLO	)
LTD., ARES IX CLO LTD., ARES X CLO LTD.,	)
ARES XI CLO LTD., ARES XII CLO LTD., ARES	)
CLO XVI LTD., ARES CLO XVII LTD., ARES	)
CLO XVIII LTD., ARES CLO XIX LTD., ARES	)
CLO XX LTD., ARES CLO XXI LTD., ARES CLO	)
XXII LTD., ARES EURO CLO I B.V., ARES	)
EUROPEAN CLO II B.V., OCI EURO FUND I,	)
B.V., ARES NF CLO XIII LTD., ARES NF CLO	)
XIV LTD., ARES NF CLO XV LTD., ARES	)
ENHANCED LOAN INVESTMENT STRATEGY,	)
LTD., ARES ENHANCED LOAN INVESTMENT	)
STRATEGY IR LTD., ARES ENHANCED LOAN	)
INVESTMENT STRATEGY II LTD., ARES	)
ENHANCED LOAN INVESTMENT STRATEGY	)
III, LTD., ARES ENHANCED LOAN	)
INVESTMENT STRATEGY III EURO B.V., ARES	)
ENHANCED LOAN INVESTMENT STRATEGY	)
VI, L.P., ARES SPC LUXEMBOURG S.À R.L.,	)
CONFLUENT 2 LIMITED, ARES ENHANCED	)
CREDIT OPPORTUNITIES FUND, L.P., ARES	)
ENHANCED CREDIT OPPORTUNITIES	)
OFFSHORE FUND, LTD., ARES ENHANCED	)
CREDIT OPPORTUNITIES MASTER FUND, L.P.,	)
ARES ENHANCED CREDIT OPPORTUNITIES	)
FUND LTD., GLOBAL LOAN OPPORTUNITIES	)
FUND B.V., ARES SPECIAL SITUATIONS FUND,	)
L.P., ASSF I JM LTD, DF US BD HOLDINGS LLC,	)
ARES SPECIAL SITUATIONS FUND I-B, L.P., DF	)
US BD HOLDINGS I-B LLC, ASSF I-B JM LTD,	)
ARES SPECIAL SITUATIONS FUND III, L.P.,	)
ASSF III JM LTD., DF III US BD HOLDINGS	)

LLC, ARES CREDIT STRATEGIES FUND I, L.P.,	)
ARES CREDIT STRATEGIES FUND II, L.P.,	)
ARES CREDIT STRATEGIES FUND III, L.P.,	)
ARES CSF III LUXEMBOURG S.À R.L., ARES	)
CORPORATE OPPORTUNITIES FUND, L.P.,	)
ARES CORPORATE OPPORTUNITIES FUND II,	)
L.P., ACOF II JM LTD., ARES CORPORATE	)
OPPORTUNITIES FUND III, L.P., AF I US BD	)
HOLDINGS L.P., AF II US BD HOLDINGS L.P.,	)
AF III US BD HOLDINGS L.P., ARES	)
MEZZANINE PARTNERS, L.P., ARES CAPITAL	)
EUROPE LIMITED, ARES CAPITAL EUROPEAN	)
INVESTMENTS LIMITED, ARES CAPITAL	)
EUROPE, L.P., ARES CAPITAL EUROPE	)
(LUXEMBOURG) S.À R.L., ARES STRATEGIC	)
INVESTMENT PARTNERS LTD., ARES STRATEGIC	)
INVESTMENT PARTNERS OFFSHORE LTD.,	)
ARES STRATEGIC INVESTMENT PARTNERS	)
EUROPE B.V., ARES STRATEGIC INVESTMENT	)
PARTNERS, L.P., ARES STRATEGIC	)
INVESTMENT PARTNERS EUROPE, L.P., ARES	)
STRATEGIC INVESTMENT PARTNERS	)
EUROPE OFFSHORE B.V., ARES STRATEGIC	)
INVESTMENT PARTNERS III, L.P., ARES	)
CORPORATE OPPORTUNITIES FUND ASIA,	)
L.P., ARES CAPITAL CP FUNDING LLC, ARCC	)
COMMERCIAL LOAN TRUST 2006, IVY HILL	)
MIDDLE MARKET CREDIT FUND, LTD., IVY	)
HILL MIDDLE MARKET CREDIT	)
FUND II, LTD., IVY HILL SENIOR DEBT FUND,	)
L.P., IVY HILL SENIOR DEBT FUNDING 2007-1,	)
IVY HILL SENIOR DEBT FUND, LTD., COLTS	)
2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1)
LTD., FIRSTLIGHT FUNDING I, LTD.,	)
KNIGHTSBRIDGE CLO 2007-1 LIMITED,	)
KNIGHTSBRIDGE CLO 2008-1 LIMITED,	)
EMPORIA PREFERRED FUNDING I, LTD.,	)
EMPORIA PREFERRED FUNDING II, LTD.,	)
EMPORIA PREFERRED FUNDING III, LTD.,	)
AGILE FUND I, LLC, ARES PRIVATE DEBT	)
STRATEGIES II, L.P., ARES PRIVATE DEBT	)
STRATEGIES III, L.P.	)
)
245 Park Avenue, 44th Floor	)
New York, NY 10167)
(212) 750-7300)
File No. 812-13603)
Investment Company Act of 1940)
)
)
)
)
)

 INTRODUCTION

        The following entities hereby request an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Sections 57(c) and 57(i) of the Investment Company Act of 1940 (the "Act"), 1 and Rule 17d-l promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by Sections 57(a)(2) and 57(a)(4):

  •
  Ares Capital Corporation ("ARCC"),

  •
  Ivy Hill Asset Management L.P., an investment manager that is an indirectly owned portfolio company of ARCC,

  •
  Ivy Hill Middle Market Credit Fund, Ltd. ("Ivy Hill I") and Ivy Hill Middle Market Credit Fund II, Ltd. ("Ivy Hill II"), both of which are managed by Ivy Hill Asset Management, L.P., and Ivy Hill Senior Debt Fund, L.P. ("Ivy Hill SDF"), Ivy Hill Senior Debt Funding 2007-1 ("Ivy Hill Funding") and Ivy Hill Senior Debt Fund, Ltd., (collectively with Ivy Hill I, Ivy Hill II, Ivy Hill SDF and Ivy Hill Funding, the "Ivy Hill Funds"),3 which are managed by IHSM LLC, a wholly-owned subsidiary of Ivy Hill Asset Management, L.P.,

  •
  CoLTS 2005-1 Ltd., CoLTS 2005-2 Ltd. and CoLTS 2007-1 Ltd., of which substantially all of the assets are managed by Ivy Hill Asset Management, L.P. (the assets managed by Ivy Hill Asset Management, L.P., collectively, the "CoLTS Funds"),

  •
  Firstlight Funding I, Ltd., substantially all of the assets of which are managed by Ivy Hill Asset Management, L.P. (the assets managed by Ivy Hill Asset Management, L.P., "FirstLight"),

  •
  Knightsbridge CLO 2007-1 Ltd. and Knightsbridge CLO 2008-1 Ltd. (the "Knightsbridge Funds"), which are managed by ACKB LLC, a wholly-owned subsidiary of Ivy Hill Asset Management, L.P. (and together with IHSM LLC and Ivy Hill Asset Management, L.P., "Ivy Hill Management"),

  •
  Emporia Preferred Funding I, Ltd., Emporia Preferred Funding II, Ltd. and Emporia Preferred Funding III, Ltd. (the "Emporia Funds"), each of which is managed by Ivy Hill Asset Management, L.P.,

  •
  Ares Private Debt Strategies Fund II, L.P. and Ares Private Debt Strategies Fund III, L.P. (together, the "PDS Funds"), each of whose General Partner is Ivy Hill Asset Management, L.P.,

  •
  AGILE Fund I, LLC ("AGILE Fund"), which is managed by ARCC,

  •
  Ares Capital CP Funding LLC and ARCC Commercial Loan Trust 2006, which are serviced by ARCC,

  •
  Ares Capital Management LLC, ARCC's investment adviser ("ACM"),

  •
  Ares Management LLC, an investment adviser affiliated with ACM, (together with all of the Affiliated Investment Managers (as defined below) that manage Existing Affiliated Funds (as defined below) and any future investment managers controlling, controlled by, or under common control with Ares Management LLC that manage Future Affiliated Funds (as defined below), "Ares Management"),

        1  Unless otherwise indicated, all section references herein are to the Act.

        2  Unless otherwise indicated, all rule references herein are to rules under the Act.

        3  Definitions in the singular include the plural, and in the plural include the singular.

  •
  Ares Management Limited, Ares Management, L.P., Ares Management II, L.P., Ares Institutional Loan Fund GP, LLC, Ares CLO Management IIR, L.P., Ares CLO Management IIIR/IVR, L.P., Ares CLO Management VR, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VII, L.P., Ares CLO Management VIII, L.P., Ares CLO Management IX, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XII, L.P., Ares NF CLO XIII Management, L.P., Ares NF CLO XIV Management, L.P., Ares NF CLO XV Management, L.P., Ares CLO Management XVI, L.P., Ares CLO Management XVII, L.P., Ares CLO Management XVIII, L.P., Ares CLO Management XIX, L.P., Ares CLO Management XX, L.P., Ares CLO Management XXI, L.P., Ares CLO Management XXII, L.P., Ares Enhanced Loan Management, L.P., Ares Enhanced Loan Management IR, L.P., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., AELIS VI Operating Manager, LLC, Ares WLP Management L.P., ASSF Operating Manager III, LLC, Ares SPC Holdings, L.P., Ares SPC Holdings GP LLC, Ares Private Account Management I, L.P., Ares Enhanced Credit Opportunities GP, LLC, Ares Enhanced Credit Opportunities Fund Management, L.P., ASSF Operating Manager, LLC, Ares CSF Operating Manager I, LLC, Ares CSF Operating Manager II, LLC, Ares CSF III Investment Management, LLC, ACOF Operating Manager, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III, LLC, Ares Mezzanine Management LLC, Ares Capital Euro GP, L.P., Ares Strategic Investment GP, LLC, Ares Strategic Investment Management LLC, ASIP Operating Manager III LLC, Ares Asia Management, Ltd., Ares Asia Management (HK), Limited, Ares Commercial Real Estate Management LLC, Ares Commercial Real Estate Manager LLC and Ares Commercial Real Estate Servicer LLC (collectively, the "Affiliated Investment Managers"),4 and

        4  Affiliated Investment Managers are generally domestic corporations, domestic limited liability companies and domestic limited partnerships (or similar entities organized in foreign jurisdictions) and are in almost all cases directly or indirectly wholly owned by, or are directly or indirectly controlled by, Ares Management LLC. Ares Management LLC is a registered investment adviser; however, none of the Affiliated Investment Managers are registered under the Investment Advisers Act of 1940.

  •
  Ares Leveraged Investment Fund (U.S.), L.P., Ares Leveraged Investment Fund (Cayman), L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Corp., Ares Leveraged Investment Fund II, L.P., Ares Leveraged Investment Corp. II, Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares CLO XVI Ltd., Ares CLO XVII Ltd., Ares CLO XVIII Ltd., Ares CLO XIX Ltd., Ares CLO XX Ltd., Ares CLO XXI Ltd., Ares CLO XXII Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., OCI Euro Fund I, B.V., Ares NF CLO XIII Ltd., Ares NF CLO XIV Ltd., Ares NF CLO XV Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.à r.l., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Offshore Fund, LTD., Ares Enhanced Credit Opportunities Master Fund, L.P., Ares Enhanced Credit Opportunities Fund Ltd., Global Loan Opportunities Fund B.V., Ares Special Situations Fund, L.P., ASSF I JM Ltd, DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, ASSF I-B JM Ltd, Ares Special Situations Fund III, L.P., ASSF III JM Ltd., DF III US BD Holdings LLC, Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund II, L.P. ("Ares CSF II"), Ares Credit Strategies Fund III, L.P., Ares CSF III Luxembourg S.à r.l., Ares Corporate Opportunities Fund, L.P., Ares Corporate Opportunities Fund II, L.P., ACOF II JM Ltd., Ares Corporate Opportunities Fund III, L.P., AF I US BD Holdings L.P., AF II US BD Holdings L.P., AF III US BD Holdings L.P., Ares Mezzanine Partners, L.P., Ares Capital European Investments Limited, Ares Capital Europe Limited, Ares Capital Europe, L.P., Ares Capital Europe (Luxembourg) S.à r.l., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners Offshore Ltd., Ares Strategic Investment Partners Europe B.V., Ares Strategic Investment Partners, L.P., Ares Strategic Investment Partners Europe, L.P., Ares Strategic Investment Partners Europe Offshore B.V., Ares Strategic Investment Partners III, L.P. and Ares Corporate Opportunities Fund Asia, L.P. (collectively, the "Existing Affiliated Funds" and, together with ARCC, Ivy Hill Management, the Ivy Hill Funds, the CoLTS Funds, FirstLight, the Knightsbridge Funds, the Emporia Funds, AGILE Fund, Ares Management and ACM, the "Applicants").

        In particular, the relief requested in this application (the "Application") would allow ARCC, the Ivy Hill Funds, the CoLTS Funds, FirstLight, the Knightsbridge Funds, the Emporia Funds, the PDS Funds, AGILE Fund, Ares Capital CP Funding LLC, ARCC Commercial Loan Trust 2006 and any other investment fund that ARCC (or any entity directly or indirectly controlled by ARCC within the meaning of Section 2(a)(9)) may in the future sponsor or provide investment management services to, as well as any other vehicles5 that currently exist or may be established in the future that may co-invest therewith or make an investment in lieu thereof for tax, legal or regulatory purposes to effect transactions with or on behalf of a Downstream Managed Fund (collectively, the "Future Downstream Managed Funds" and, together with the Ivy Hill Funds, the CoLTS Funds, FirstLight, the Knightsbridge Funds, the Emporia Funds, the PDS Funds, AGILE Fund, Ares Capital CP Funding LLC and ARCC Commercial Loan Trust 2006, the "Downstream Managed Funds," and the Downstream Managed Funds together with ARCC, the "ARCC Funds"), on the one hand, and the Existing Affiliated Funds, and any current or future entities that Ares Management, ACM or an affiliated person (as defined in Section 2(a)(3)(C) of the Act ("Affiliate")) (other than Ivy Hill Management or any other investment manager that ARCC may in the future directly or indirectly control) of either may in the future sponsor or provide investment management services to, as well as any other vehicles6 that currently exist or may be established in the future that may invest on a side-by-side basis therewith or make an investment in lieu thereof for tax, legal or regulatory purposes to effect financing transactions with or on behalf of an Affiliated Fund (each a "Future Affiliated Fund" and together with the Existing Affiliated Funds, the "Affiliated Funds"), on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under the Act (collectively, "Co-Investment Transactions").

        All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and conditions.

        5  In certain cases a Downstream Managed Fund's constituent documents will provide the flexibility for the formation of a special purpose vehicle to invest side by side with a Downstream Managed Fund. These special purpose vehicles are generally formed because they are necessary or desirable from a tax, legal, accounting or regulatory perspective (for example, to address tax issues that a non-U.S. investor has in a fund that are not shared by other domestic investors in ARCC), or to facilitate participation in certain types of investments (for example, subsidiary corporations may be used to address tax issues that result from investing in a pass through entity like a partnership or a limited liability company). ARCC and the Downstream Managed Funds utilize wholly owned subsidiaries to hold interests in certain of their portfolio companies (the "ARCC SPVs"). All of the ARCC SPVs are wholly owned by ARCC, either directly or indirectly, and, therefore, qualify for the exclusion from the definition of the term investment company pursuant to Section 3(c)(7). The ARCC SPVs ordinarily are structured as Delaware corporations and hold certain investment assets that are structured as pass-through tax entities (such as partnership interests or limited liability company interests) in order to allow ARCC to continue to qualify as a RIC for tax purposes. The ARCC SPVs are a method of tax planning frequently used by companies that have elected to be treated as RICs. Relief for the ARCC SPVs is necessary as they will also be directly or indirectly controlled and managed by ARCC (or an entity directly or indirectly controlled by ARCC within the meaning of Section 2(a)(9)) and may co-invest with the Affiliated Funds, which are persons described in Section 57(b)(2) of the Act.

        6  The information set forth in footnote 5 above regarding ARCC SPVs also applies for the special purpose vehicles established by Existing Affiliated Funds. Relief for these vehicles is necessary as they will be controlled by Ares Management and may co-invest with the ARCC Funds, which are persons described in Section 57(b)(2) of the Act.

I.

I. APPLICANTS

A.    ARES CAPITAL CORPORATION

        ARCC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. ARCC has elected to be regulated as a business development company ("BDC") under the Act.7 In addition, ARCC has qualified and elected to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986 (the "Code") and intends to continue to qualify as a RIC in the future. ARCC's principal executive offices are located at 245 Park Avenue, 44th Floor, New York, NY 10167. In connection with its initial public offering, ARCC filed a registration statement on Form N-2 (File No. 333-114656) under the Securities Act of 1933. ARCC completed an initial public offering of its common stock, par value $0.001, on October 8, 2004 and has raised additional capital through subsequent equity offerings from time to time.

        ARCC's investment objective is to generate both current income and capital appreciation through debt and equity investments. ARCC invests primarily in U.S. middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. ARCC invests primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component like warrants. To a lesser extent, ARCC makes equity investments. In addition, ARCC has the ability to provide "one stop" financing with the ability to invest capital across the balance sheet and hold larger investments than many of its competitors. The ability to underwrite, syndicate and hold larger investments benefits ARCC's shareholders by: (i) increasing originated deal flow flexibility, (ii) potentially increasing net income to ARCC and earnings for ARCC through syndication, (iii) broadening market relationships and deal flow, (iv) allowing ARCC to optimize its portfolio composition and (v) allowing ARCC to provide capital to middle market companies, which ARCC believes currently have limited access to capital from traditional lending sources.

        ARCC's business and affairs are managed under the direction of a board of directors (the "Board"). The Board currently consists of nine members, five of whom are not "interested persons" of ARCC as defined in Section 2(a)(19) of the Act (the "Independent Directors"). The Board has delegated daily management and investment authority to ACM pursuant to an investment advisory and management agreement (the "Investment Advisory Agreement"). Ares Operations LLC ("Ares Administration") serves as ARCC's administrator pursuant to an administration agreement.

B.    IVY HILL MANAGEMENT AND THE DOWNSTREAM MANAGED FUNDS

        ARCC's indirect wholly owned portfolio companies that manage the investment and reinvestment of the assets of the Downstream Managed Funds (other than the AGILE Fund, which is managed by ARCC), are Ivy Hill Asset Management, L.P., a Delaware limited partnership, and ACKB LLC and IHSM LLC, Delaware limited liability companies. None of Ivy Hill Asset Management, L.P., ACKB LLC or IHSM LLC is registered under the Investment Advisers Act of 1940 (the "Advisers Act") because they have had fewer than 15 clients during the course of the preceding 12 months. Going forward, a determination will be made whether any or all of these entities will need to be registered under the Advisers Act pursuant to the Private Fund Investment Advisers Registration Act of 2010 and the rules thereunder.

         7  Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

        Ares Capital CP Funding LLC and ARCC Commercial Loan Trust 2006 are both wholly owned subsidiaries that were formed in October 2004 and July 2006, respectively. The Company established a revolving funding facility through Ares Capital CP Funding LLC.

        Ivy Hill I and Ivy Hill II are unconsolidated middle market credit funds. Ivy Hill I primarily invests in first and second lien bank debt of middle market companies. Ivy Hill I was initially funded in November 2007 with $404.0 million of capital including a $56.0 million investment by ARCC consisting of $40.0 million of Class B notes and $16.0 million of subordinated notes.

        On November 5, 2008, ARCC established a second unconsolidated middle market credit fund, Ivy Hill II. Ivy Hill II primarily invests in first and second lien and subordinated bank debt of middle market companies. Ivy Hill II was initially funded with $125.0 million of subordinated notes, and may grow over time with leverage.

        In December 2009, Ivy Hill Management acquired Allied Capital Corporation's management rights in respect of, and interests in, the Allied Capital Senior Debt Fund, L.P. (now referred to as Ivy Hill Senior Debt Fund, L.P. or "Ivy Hill SDF"), for approximately $33 million in cash. As of June 30, 2011, Ivy Hill SDF had approximately $146 million of committed capital, which includes approximately $34 million committed by Ivy Hill Management, invested primarily in first lien loans and, to a lesser extent, second lien loans of middle-market companies. In connection with such acquisition, Ivy Hill Management also acquired Allied Capital Corporation's management rights in respect of, and interests in, Ivy Hill Senior Debt Funding 2007-1 and Ivy Hill Senior Debt Fund, Ltd, which also invest, either directly or indirectly, primarily in first lien loans and, to a lesser extent, second lien loans of middle-market companies.

        Ivy Hill SDF is a Delaware limited partnership and the other Ivy Hill Funds are Cayman Islands exempted companies with limited liability ("Cayman Companies").

        The CoLTS Funds are also Cayman Companies and are managed by Ivy Hill Management pursuant to sub-management agreements with each CoLTS Fund's respective manager. Each CoLTS Fund invests in the debt and debt securities of middle market companies.

        FirstLight is also a Cayman Company managed by Ivy Hill Management pursuant to a sub-management agreement with FirstLight's collateral manager. FirstLight invests in debt and debt securities of primarily middle market companies.

        In March 2010, Ivy Hill Management acquired Allied Capital Corporation's management rights in respect of, and equity interests in, the Knightsbridge Funds. As of June 30, 2011, the Knightsbridge Funds had approximately $730 million of committed capital invested primarily in senior debt. The Knightsbridge Funds are Cayman Companies.

        On April 1, 2010, ARCC completed its previously announced acquisition of Allied Capital Corporation. In connection with the acquisition; (i) A.C. Corp., the manager of the Emporia Funds, became a wholly owned subsidiary of ARCC; and (ii) ARCC assumed Allied Capital Corporation's management of AGILE Fund. The Emporia Funds are Cayman Companies and AGILE Fund is a Delaware limited liability company. In November 2010, the management rights in respect of the Emporia Funds were assigned to Ivy Hill Asset Management, L.P.

        In the fourth quarter of 2010, the PDS Funds were established to invest in indebtedness of middle market companies. The PDS Funds are both Delaware limited partnerships.

        The Downstream Managed Funds all rely on Section 3(c)(7) for an exclusion from regulation under the Act. As of March 31, 2011, Ivy Hill Management had total committed capital under management of over $3.4 billion, which includes approximately $0.3 billion committed by ARCC.

C.    ARES CAPITAL MANAGEMENT LLC AND ARES ADMINISTRATION

        ACM, a Delaware limited liability company that is registered under the Advisers Act, serves as the investment adviser to ARCC pursuant to the Investment Advisory Agreement. Subject to the overall supervision of the Board, ACM manages the day-to-day operations of, and provides investment advisory and management services to, ARCC. Under the terms of the Investment Advisory Agreement, ACM determines the composition of ARCC's portfolio, the nature and timing of the changes to ARCC's portfolio and the manner of implementing such changes; identifies, evaluates and negotiates the structure of the investments ARCC makes (including performing due diligence on ARCC's prospective portfolio companies); closes and monitors the investments ARCC makes; and determines the investments and other assets that ARCC purchases, retains or sells.

        Pursuant to the administration agreement, Ares Administration furnishes ARCC with office equipment and clerical, bookkeeping and record keeping services at ARCC's office facilities. Under the administration agreement, Ares Administration also performs, or oversees the performance of, ARCC's required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial records that ARCC is required to maintain and preparing reports to ARCC's shareholders and reports filed with the Commission. In addition, Ares Administration assists ARCC in determining and publishing ARCC's net asset value, oversees the preparation and filing of ARCC's tax returns and the printing and dissemination of reports to ARCC's shareholders, and generally oversees the payment of ARCC's expenses and the performance of administrative and professional services rendered to ARCC by others.

        Both ACM and Ares Administration are wholly-owned direct subsidiaries of Ares Management LLC, which (either directly or through Affiliates) provides investment advisory services to the Affiliated Funds.

D.    EXISTING AFFILIATED FUNDS

        As described below, the Existing Affiliated Funds are categorized into three groups (although the groups do not represent formal legal entities). Each of the Existing Affiliated Funds is managed by an Affiliated Investment Manager.

        1.     Capital Markets Group. The Ares Capital Markets Group currently manages the Existing Affiliated Funds and investment vehicles listed below that had in the aggregate approximately $19 billion of committed capital under management as of March 31, 2011, and focus primarily on syndicated senior secured loans, high yield bonds, distressed debt, other liquid fixed income investments and other publicly traded debt securities: Ares Leveraged Investment Fund (U.S.), L.P., Ares Leveraged Investment Fund (Cayman), L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Corp., Ares Leveraged Investment Fund II, L.P., Ares Leveraged Investment Corp. II, Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares IV CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares CLO X Ltd., Ares CLO XI Ltd., Ares CLO XII Ltd., Ares CLO XVI Ltd., Ares CLO XVII Ltd., Ares CLO XVIII Ltd., Ares CLO XIX Ltd., Ares CLO XX Ltd., Ares CLO XXI Ltd., Ares CLO XXII Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., OCI Euro Fund I, B.V., Ares NF CLO XIII Ltd., Ares NF CLO XIV Ltd., Ares NF CLO XV Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.à r.l., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund L.P., Ares Enhanced Credit Opportunities Offshore Fund, Ltd., Ares Enhanced Credit Opportunities Master Fund, LP, Ares

Enhanced Credit Opportunities Fund, Ltd., Ares Special Situations Fund, L.P., Global Loan Opportunities Fund B.V., ASSF I JM Ltd, DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, ASSF I-B JM Ltd, Ares Special Situations Fund III, L.P., ASSF III JM Ltd., DF III US BD Holdings LLC, Ares Credit Strategies Fund I, L.P., AF I US BD Holdings L.P., AF II US BD Holdings L.P., AF III US BD Holdings L.P., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners Offshore Ltd., Ares Strategic Investment Partners Europe B.V., Ares Strategic Investment Partners, L.P., Ares Strategic Investment Partners Europe, L.P., Ares Strategic Investment Partners Europe Offshore B.V., and Ares Strategic Investment Partners III, L.P.

        2.     Private Debt Group. The Ares Private Debt Group focuses primarily on non-syndicated first and second lien senior loans and mezzanine debt, which in some cases may include an equity component, and currently manages the assets of: (i) ARCC, which, as of March 31, 2011, had approximately $13 billion of committed capital under management, both directly and indirectly through certain financial services portfolio companies (including the Senior Secured Loan Fund LLC, a vehicle through which ARCC and GE Capital Corporation (and certain of its affiliates) co-invest in middle-market borrowers); (ii) Ares CSF II, which as of March 31, 2011, had $200 million of committed capital under management, (iii) Ares Credit Strategies Fund III, L.P., which as of March 31, 2011, had $500 million of committed capital under management (including a portion allocable to an affiliated special purpose vehicle for investments in European middle market debt, Ares CSF III Luxembourg S.à. r.l), (iv) the PDS Funds, which as of March 31, 2011, had approximately $19.5 million of committed capital under management, (v) Ares Mezzanine Partners, L.P., which as of May 4, 2011 had approximately $300 million of committed capital under management and (vi) Ares' private debt middle-market financing activities in Europe, through the following subsidiaries of Ares Capital Europe, L.P. ("ACE LP"), which had approximately $1.0 billion of committed capital as of March 31, 2011: Ares Capital Europe Limited, Ares Capital European Investments Limited and Ares Capital Europe (Luxembourg) S.á r.l. (collectively with ACE LP, "ACE"). The Ares Private Debt Group is a functional name that Ares uses to refer to one part of its business, which is conducted in part by ACM and Ivy Hill Management, and their respective employees and, in the case of ACE, by Ares Capital Europe Limited and its employees.

        3.     Private Equity Group. The Ares Private Equity Group generally focuses on control-oriented investments or investments in under-capitalized companies or companies with capital structure issues in amounts substantially larger than those made by ARCC and currently manages Ares Corporate Opportunities Fund L.P., Ares Corporate Opportunities Fund II, L.P., ACOF II JM Ltd. and Ares Corporate Opportunities Fund III, L.P. (collectively referred to as "ACOF") and Ares Corporate Opportunities Fund Asia, L.P., which together had approximately $6.0 billion of total committed capital under management as of March 31, 2011.

        In addition, Ares Management will from time-to-time make proprietary investment through Ares Investments LLC and Ares Investments Holdings LLC.

        Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7) of the Act or by Rule 3a-7 promulgated thereunder.

        In addition, each of the Existing Affiliated Funds is a Delaware limited partnership or Delaware corporation except for:

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  Ares IIR CLO Ltd., Ares IIIR/IR CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares NF CLO XIII Ltd., Ares NF CLO XIV Ltd., Ares NF CLO XV Ltd., Ares CLO XVI Ltd., Ares CLO XVII Ltd., Ares CLO XVIII Ltd., Ares CLO XIX Ltd., Ares CLO XX Ltd., Ares CLO XXI Ltd., Ares CLO XXII Ltd., Ares Enhanced

    Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Credit Opportunities Offshore Fund, Ltd., Ares Enhanced Credit Opportunities Fund Ltd., Ares Strategic Investment Partners Ltd. and Ares Strategic Investment Partners Offshore Ltd., each of which is a Cayman Company;

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  Ares Leveraged Investment Fund (Cayman), L.P., Ares Capital Europe, L.P., Ares Credit Strategies I, L.P., Ares CSF II, Ares Corporate Opportunities Fund Asia, L.P. and Ares Strategic Investment Partners Europe, L.P., each of which is a Cayman exempted limited partnership;

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  Global Loan Opportunities Fund B.V., Ares Euro CLO I B.V., Ares European CLO II B.V., OCI Euro Fund I, B.V., Ares Institutional Offshore Loan Fund B.V., Ares Institutional Loan Fund B.V., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Strategic Investment Partners Europe B.V. and Ares Strategic Investment Partners Europe Offshore B.V., each of which is a private company with limited liability incorporated under the laws of The Netherlands;

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  Ares Capital Europe Limited and Ares Capital European Investments Limited, each of which is a private company limited by shares incorporated under the laws of the United Kingdom & Wales;

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  Confluent 2 Limited, a single-member private company incorporated under the laws of the United Kingdom & Wales; and

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  Ares SPC Luxembourg S.à r.l., Ares Capital Europe (Luxembourg) S.à r.l. and Ares CSF III Luxembourg S.à r.l, private companies with limited liability incorporated under the laws of Luxembourg.

        The ARCC Funds and the Affiliated Funds require relief to co-invest because ACM and the Affiliated Investment Managers are under the common control of Ares Management LLC.

 II. RELIEF REQUESTED

A.    OVERVIEW

        Co-Investment Transactions involving one or more ARCC Funds, on the one hand, and one or more Affiliated Funds, on the other hand, arise in a number of scenarios, including Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions, each of which is discussed below.

        Generally, opportunities for Co-Investment Transactions arise from time to time when advisory personnel of ACM or Ares Management become aware of investment opportunities that may be appropriate for both an ARCC Fund and an Affiliated Fund. Upon issuance of the requested Order, in such cases, investment opportunities that are presented to an Affiliated Fund may be referred to an ARCC Fund and vice versa, and such investment opportunities may result in a Co-Investment Transaction. For each type of Co-Investment Transaction, a specific protocol applies, which is designed to ensure the fairness to the ARCC Fund of the specific type of Co-Investment Transaction.

B.    BASIC CO-INVESTMENT TRANSACTIONS

        A "Basic Co-Investment Transaction" occurs when, as described above, advisory personnel of ACM or Ares Management become aware of investment opportunities that may be appropriate for both ARCC and one or more Affiliated Fund and investment opportunities that are presented to an Affiliated Fund may be referred to ARCC and vice versa. For each such referral, ACM will independently analyze and evaluate the investment opportunity as to its appropriateness for ARCC. After ACM considers ARCC's investment objective and strategies, available funds, market conditions, regulatory requirements and other pertinent factors particular to ARCC (including applicable investment restrictions and the amount ARCC can invest in such investment), if it determines that the opportunity is appropriate for ARCC and an Affiliated Fund has also confirmed its desire to participate, ACM will forward the opportunity to ARCC's Board for consideration.8

         8  For purposes of this Application, approval by ARCC's Board will be effected by the unanimous approval of the Co-Investment Approval Committee, which consists of a required majority of the directors eligible to vote on the Co-Investment Transaction within the meaning of Section 57(o) (i.e., the Co-Investment Approval Committee is a committee comprised solely of ARCC's Independent Directors representing (i) a majority of the Independent Directors of ARCC and (ii) a majority of members of ARCC's Board who have no financial interest in such transaction, plan, or arrangement).

        With respect to Downstream Managed Funds, their respective investment managers will independently analyze and evaluate each investment opportunity referred to them by an Affiliated Fund. In connection with any type of Co-Investment Transaction between an Affiliated Fund, on the one hand, and a Downstream Managed Fund, on the other hand, the constituent documents for each of the Downstream Managed Funds require some form of independent approval of the transaction. Thus, each Downstream Managed Fund has a transaction committee or an advisory committee with at least one member who is not affiliated with any ARCC Fund or Affiliated Fund or who is an individual (otherwise unaffiliated with the Downstream Managed Fund or Ares generally) engaged by the Downstream Managed Fund solely for the purpose of providing an independent role (an "Independent Party") with veto power over investments with affiliated entities. All Co-Investment Transactions between a Downstream Managed Fund and an Affiliated Fund must be approved by the Downstream Managed Fund's Independent Party. For example, a Co-Investment Transaction between Ivy Hill I, on the one hand, and an Affiliated Fund, on the other hand, would require the approval of Ivy Hill I's Independent Party, i.e., the transaction committee of Ivy Hill I's board of directors, which includes the independent members of that board. Similarly, a Co-Investment Transaction between either of CoLTS 2005-2 Ltd. or CoLTS 2007-1 Ltd., on the one hand, and an Affiliated Fund, on the other hand, would require the consent of a contractually specified Independent Party for CoLTS 2005-2 Ltd. or CoLTS 2007-1 Ltd., respectively. Thus, in a Basic Co-Investment Transaction, if the applicable investment manager determines that the opportunity is appropriate for the Downstream Managed Fund and an Affiliated Fund has confirmed its desire to also participate, the investment manager will forward the opportunity to the Downstream Managed Fund's Independent Party for consideration.

        The Affiliated Funds and their managers will not be obligated to refer investment opportunities to the ARCC Funds, and the ARCC Funds will not be obligated to co-invest when investment opportunities are referred to them. Similarly, the ARCC Funds and their respective investment managers will not be obligated to refer investment opportunities to the Affiliated Funds, and the Affiliated Funds will not be obligated to co-invest when investment opportunities are referred to them. Nevertheless, it is expected that the ARCC Funds and the Affiliated Funds will participate in Co-Investment Transactions from time to time. Determinations regarding when the ARCC Funds and the Existing Affiliated Funds will invest in a particular investment opportunity or decide to exit existing investments are made solely by the specific fund's investment adviser or manager (or investment committee thereof) (e.g., the Affiliated Investment Advisers make determinations for their respective Existing Affiliated Funds and ACM makes determinations for ARCC). No investment committee of a fund makes investment decisions for another fund.

C.    SYNDICATION TRANSACTIONS

        1.     General.

        In the context of lending, "syndication" generally refers to an arrangement under which the amount to be borrowed by a prospective debtor in a specific financing transaction is to be allocated among more than one lender. A syndication is ordinarily led by a single lender, the "arranger," which distributes, or syndicates, portions of the loan to other members of the syndicate. The arranger may acquire the entire loan, as principal, and then sell portions of the loan to other participants in the syndicate. Alternatively, the arranger may acquire only its portion of the loan as a principal, and syndicate the remainder of the loan as agent of the borrower.

        2.     Types of Syndication Transactions.

        Syndication Transactions (as defined below) arise when ACM becomes aware of investment opportunities that are appropriate for ARCC but are deemed to be too large (including by reason of ARCC's portfolio diversification standards) for ARCC to invest in by itself. In those transactions, ACM would make a determination to pursue an investment opportunity for ARCC without regard to the investment needs of the Affiliated Funds. Only to the extent that ARCC lacks the capacity to absorb the entire investment opportunity, or that ACM determines that it is in the best interest of ARCC to limit its exposure in a particular investment scenario, would other lenders be considered for the investment.

        When ARCC determines to consider other lenders for an investment, ARCC may nonetheless, in some cases, commit to acquire or acquire the full amount of a debt issuance from the issuer and then syndicate a portion of it to others persons (a "Principal Syndication"), and in other cases, ARCC will act as lender and syndication arranger/agent, in which ARCC will make a loan to a borrower of less than the amount sought by the borrower and ARCC will obtain the balance of the loan by syndicating the balance to other persons (an "Agency Syndication" and collectively with Principal Syndications, "Syndication Transactions").9 Downstream Managed Funds may also initiate and/or participate in Principal Syndications or Agency Syndications. When an ARCC Fund determines to engage in a Syndication Transaction, it may not necessarily have the intention to enter into a Principal Syndication or an Agency Syndication at that time. Rather, the ARCC Fund makes the determination whether to enter into a Principal Syndication or an Agency Syndication on a case-by-case basis depending on a number of factors, including but not limited to, the amount of the loan, diversification of the ARCC Fund's portfolio and the risk profile of the borrower. Any Syndication Transaction entered into with an Affiliated Fund would be entered into at the same time and on the same terms as the initial transaction by the ARCC Fund.

        Further, with regard to Syndication Transactions, there is no coordination between the respective investment managers of the ARCC Funds and the respective investment advisers of the Affiliated Funds to make an investment decision with respect to a particular issuer. Syndication Transactions only arise, as discussed above, when the investment manager to an ARCC Fund determines that an investment opportunity is too large for the ARCC Fund to invest in by itself. In addition, determinations by an investment manager for an ARCC Fund to pursue a Syndication Transaction are made without regard to the investment needs of the Affiliated Funds. Only to the extent that the ARCC Fund's investment manager determines that it is in the best interest of the ARCC Fund to syndicate in a particular investment scenario, would the ARCC Fund commence a syndication effort. As noted above, no investment decisions are coordinated as a group among the ARCC Funds and the Affiliated Funds.

         9  Syndication Transactions are a regular part of the lending environment in which ARCC and other commercial lenders operate. The counterparties with whom ARCC currently engages in Syndication Transactions include third parties, downstream affiliates or a combination of both.

        In connection with a Syndication Transaction, an ARCC Fund may receive structuring or advisory income ("Loan Fees") in addition to making a principal investment. Loan Fees are normally paid to the ARCC Fund at the closing of the investment, are generally non-recurring and are recognized as revenue when earned upon closing of the investment. The services that the ARCC Fund's investment manager (ACM in the case of ARCC) provides vary by investment, but generally consist of reviewing the target company's existing credit facilities, arranging bank financing, arranging equity financing, structuring financing from multiple lenders, structuring financing from multiple equity investors, restructuring existing loans, raising equity and debt capital, and providing general financial advice, which concludes upon closing of the investment. In certain instances where the ARCC Fund acts as agent in a transaction and does not provide significant services in connection with the investment, a portion of the Loan Fees paid to the ARCC Fund in such situations will be deferred and amortized over the estimated life of the loan. The ARCC Fund also generally receives commitment fees in an amount equal to a percentage of the capital committed by the ARCC Fund and these commitment fees are generally shared with third-party participants, including Affiliated Funds.10 There is no standard, or "one-size-fits-all-transactions" template for determining the allocation of commitment fees. Rather, the amount of such fees payable to third-party participants, including Affiliated Funds, will be based on prevailing market conditions, the creditworthiness of the borrower, the perceived risk of the investment and/or other relevant factors. The application of those factors will not necessarily operate to produce a pro-rata distribution of commitment fees among all transaction participants. However, such participants enter into Syndication Transactions with knowledge that they may not necessarily receive a pro-rata portion of commitment fees in a particular transaction. In reviewing Syndication Transactions, ARCC's Board or the Independent Party, as applicable, will, as part of their approval process, confirm that no Affiliated Fund has overreached an ARCC Fund with respect to distribution of commitment fees.

        3.     Ensuring fairness in Syndication Transactions.

        Upon issuance of the requested Order, after considering ARCC's investment objective and strategies, available funds, market conditions, regulatory requirements and other pertinent factors particular to ARCC (including applicable investment restrictions, regulatory requirements and the amount ARCC can invest in such investments), if ACM determines that it is appropriate for ARCC to syndicate a portion of an investment opportunity to an Affiliated Fund, ACM will forward the syndication opportunity to ARCC's Board for consideration. Upon receiving the required Board approval, ARCC will complete a Principal Syndication or an Agency Syndication in compliance with the conditions of this Application.

        Downstream Managed Funds would also be able to initiate and/or participate in Syndication Transactions with Affiliated Funds to the extent that their respective Independent Parties approve such transactions and the conditions of this Application are satisfied. Further, Affiliated Funds would also be able to initiate Syndication Transactions in which ARCC Funds could participate, as long as the ARCC Funds participate subject to the conditions of this Application, including approval by the Board of ARCC (including the Co-Investment Approval Committee) or the Independent Party of an ARCC Fund, as applicable.

         10  Third-party participants other than Affiliated Funds would include other buyers of the same asset class including, but not limited to, hedge funds, CLOs, other BDCs, private equity funds and other institutional investors seeking exposure to credit-based investments.

        The conditions of this Application ensure fairness in Syndication Transactions by eliminating the ability of the Affiliated Funds to participate in those transactions on a basis that is more advantageous than the participation of the ARCC Funds. Thus, by requiring, among other things, that such transactions are completed at the same time, for the same price and other terms, and are approved by the Board of ARCC or the Independent Party of an ARCC Fund, as applicable and as required by the conditions, the opportunity for overreaching by the Affiliated Funds vis-à-vis the ARCC Funds should be eliminated and fairness in such transactions is ensured.

D.    RATIONALE FOR BASIC CO-INVESTMENT TRANSACTIONS AND SYNDICATION TRANSACTIONS

        ARCC, the Downstream Managed Funds, Ares CSF II, Ares CSF III and Ares Mezzanine Partners, L.P. are currently the only investment vehicles sponsored by Ares Management or ACM that focus primarily on investments in illiquid first and second lien senior loans and mezzanine debt in U.S. private companies. ACM's services to ARCC under the investment advisory and management agreement are not exclusive and, accordingly, it may, consistent with its applicable fiduciary duties, furnish similar services to other entities, including entities with investment objectives similar to ARCC's investment objective.

        Though the primary investment focus of the ARCC Funds is currently different from that of the Affiliated Funds (other than Ares CSF II and Ares CSF III, which primarily make secondary purchases of senior and mezzanine debt of middle market companies, Ares Mezzanine Partners, L.P., which primarily acquires mezzanine debt of middle market companies, and ACE, which primarily originates loans to non-U.S. companies), there nonetheless may be investment opportunities appropriate for, and that meet the investment objectives of, both an ARCC Fund and one or more of the Affiliated Funds. For example, while the Existing Affiliated Funds (other than Ares CSF II, Ares CSF III and Ares Mezzanine Partners, L.P.) that acquire senior debt primarily acquire syndicated or liquid debt, they may, on occasion, acquire illiquid debt in private companies. In addition, as noted above, from time to time ARCC will act as an agent on a particular credit facility, committing to all of the debt but syndicating some of its exposure to other lenders and receiving income in addition to making an investment in a portfolio company's debt. The ability to syndicate a portion of such debt or commitments to Affiliated Funds would give ARCC greater flexibility to pursue transactions where ARCC could act as agent in concert with making an investment consistent with ARCC's investment objective and would give ARCC more opportunities to provide capital to middle market companies, which ARCC believes currently have limited access to capital from traditional lending sources. Depending on prevailing market conditions, it would also result in increased income to ARCC, a wider universe of investment opportunities and a greater ability to structure deal terms that are favorable to ARCC. All of these benefits would, in turn, enhance value for ARCC's shareholders.

        Indeed, ARCC's inability to co-invest with the Existing Affiliated Funds could potentially result in the loss of beneficial investment opportunities for ARCC and, in turn, adversely affect ARCC's shareholders. For example, ARCC may lose some investment opportunities where it cannot provide "one-stop" financing to potential portfolio companies. In addition, the Code imposes diversification requirements on companies, such as ARCC, that seek certain favorable tax treatment under Subchapter M of the Code, and, consequently, in some circumstances ARCC might not be able to commit to the entire amount of financing sought by a potential portfolio company. Companies would likely reject an offer of funding by ARCC due to ARCC's inability to commit the full amount of financing required by the company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which ARCC's investment limits require ACM to arrange a syndication with unaffiliated entities, ARCC would likely have to forego fewer appropriate investment opportunities,

i.e., the ability of ARCC to co-invest with Affiliated Funds will increase the number of investment opportunities accessible to ARCC.

        Current credit market conditions have led to a decline in the availability of capital, thereby creating more opportunities for ARCC to make investments consistent with its investment objective and allowing ARCC to focus on transactions where its competitive advantages are strongest. The ability to commit larger amounts of financing to portfolio companies in a co-investment situation would give ARCC greater flexibility to make larger financing commitments, which would, among other things, increase income and provide better access to due diligence information for ARCC. In addition, increasing the opportunities available to ARCC with a co-investment structure would generate greater deal flow, broaden the market relationships of ARCC and allow ARCC to be more selective in choosing its investments so that ARCC can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between portfolio companies and ARCC.

        The Board believes that ARCC's investment adviser, ACM, is able to leverage the current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms of Ares Management and its affiliated companies (collectively, "Ares") to provide ARCC with attractive investment opportunities. In addition to deal flow, the Ares investment platform assists ACM in analyzing, structuring and monitoring investments. Ares' senior principals have worked together for over 11 years and have an average of over 20 years experience investing in senior loans, high yield bonds, mezzanine debt and private equity securities. ARCC has access to the Ares staff of approximately 150 investment professionals and to the approximately 220 administrative professionals employed by Ares who provide assistance in accounting, legal, compliance, operations, technology and investor relations. The ability to co-invest with the Affiliated Funds on the terms and conditions outlined in this application would give ARCC the opportunity to more effectively leverage these resources and greater flexibility to pursue attractive investments that would otherwise have been unavailable to ARCC. This will benefit ARCC's shareholders while ensuring that any such co-investment transactions are "consistent with the provisions, policies, and purposes of the Act" and provide for participation by ARCC not "on a basis different from or less advantageous than that of other participants."

        Ares Management and its controlled Affiliates that manage the Affiliated Funds are exposed to a large number of investment opportunities that could potentially be appropriate for and attractive to ARCC. Applicants believe that if ARCC were able to co-invest with the Affiliated Funds to the extent contemplated in this Application, ARCC could access potentially accretive investment opportunities that might not otherwise be available to it. In such cases, ACM would independently analyze the suitability of such potential investment vis-à-vis ARCC's investment objective and the state of its investment portfolio at that time. Based on such analyses (performed separately for each such investment proposal), ACM would determine which opportunities are consistent with ARCC's investment objective and present such opportunities for the consideration of ARCC's Board in accordance with the terms of this Application.

        In addition, ACM will present to ARCC's Board, on a quarterly basis, a record of all investments made by Affiliated Funds during the preceding quarter of which ACM personnel were aware that (i) fell within ARCC's then-current investment objective and met certain criteria determined by ARCC's Board from time to time for the purpose of this reporting requirement related to the asset class, expected minimum rate of return, liquidity and size of the investment as well as any control or management rights available to ARCC ("Appropriate Investments") and (ii) were not made available to ARCC, as well as an explanation of why such investment opportunities were not offered to ARCC. While no entity could ever be certain that it has been offered the opportunity to review every transaction of a particular type, ACM believes that its origination platform exposes it to a significant number of the transactions that fit within ARCC's investment objective. In turn, ACM maintains a database of such transactions to enable ACM personnel to confirm that such transactions are reported to ARCC's Board pursuant to the conditions set forth herein.

        ARCC believes it is appropriate to set certain criteria related to asset class, minimum return, liquidity and size of investment as well as any control or management rights available to ARCC in connection with the provision of this information. Investment vehicles that are not subject to any leverage restrictions (like most of the Affiliated Funds) can pursue a lower return than what ARCC generally pursues given its leverage restrictions. The Affiliated Funds may also pursue investments with more liquidity, of a larger size or with less control over the portfolio company than ARCC generally pursues given its investment objective and BDC status. As discussed, co-investment is in the best interests of shareholders of ARCC, and defining specific parameters for these reporting purposes ensures that ARCC's Board will be able to focus only on those opportunities in which ARCC may actually choose to invest instead of being overwhelmed by information relating to other opportunities that would not (or could not) otherwise be pursued by ARCC. Such parameters may change over time as markets and ARCC's available capital change as well as in light of a variety of other factors, and as a result ARCC believes that, for purposes of this reporting requirement, ARCC's Board should revisit such parameters from time to time, depending on market conditions, ARCC's available capital and a variety of other factors.

        The same rationale supporting ARCC's participation in Basic Co-Investment Transactions and Syndication Transactions also applies to participation by the Downstream Managed Funds in Basic Co-Investment Transactions and Syndication Transactions. Although the Downstream Managed Funds ordinarily will not have boards of directors in the traditional corporate sense or as contemplated under the Act, each Downstream Managed Fund has an Independent Party that will perform the same type of analyses and make the same types of determinations regarding a prospective Basic Co-Investment Transaction or Syndication Transaction as ARCC's Board would perform under the circumstances indicated above.

E.    JOINT FOLLOW-ON TRANSACTIONS AND JOINT EXIT TRANSACTIONS

  1.
  Mechanics.

        As a result of the expansion of the business of Ares and ARCC, there may be instances where an ARCC Fund and Affiliated Fund find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not occur at the same time or otherwise implicate the joint transaction proscriptions of Section 57(a)(4). In these scenarios, no issue arose under Section 57 when the original investments were made, and it is possible that either or both funds may exit the investment or complete an additional investment in that portfolio company, consisting of a debt or equity investment or warrants, or the exercise of conversion privileges or other similar rights to acquire additional securities of the issuer (any such additional investment, a "Follow-On Investment"), also without implicating Section 57(a), in which case relief of the type being sought in this Application would not be required. If, however, either the ARCC Fund or the Affiliated Fund wishes to exit the investment, or make a Follow-On Investment in that portfolio company, and Section 57(a)(4) is implicated (those situations where Section 57(a)(4) was not implicated when the initial investments were made, but where Section 57(a)(4) is implicated in connection with the exit from, or additional acquisition of, such investment are referred to as "Joint Exit Transactions" and "Joint Follow-On Transactions," respectively), the following procedures must be followed to ensure fairness.

  2.
  Ensuring Fairness in Joint Follow-On Transactions and Joint Exit Transactions.

        Upon issuance of the requested Order, Joint Follow-On Transactions and Joint Exit Transactions may arise as described above. In connection with Joint Follow-On Transactions and Joint Exit Transactions, the following protocols are designed to ensure the fairness of those transactions to the participating ARCC Fund:

  (1)
  where each of an ARCC Fund and an Affiliated Fund holds the same investment, no Affiliated Fund or ARCC Fund will be permitted to engage in a Joint Exit Transaction or a Joint Follow-On Transaction without obtaining the approvals specified in (2) below unless each Affiliated Fund and each ARCC Fund disposes of its interest in such investment at the same time, for the same unit consideration, on the same terms and conditions, and in amounts proportionate to its respective holding of such investment;

  (2)
  where each of an ARCC Fund and an Affiliated Fund holds the same investment and the proposed participation of any Affiliated Fund or any ARCC Fund in a proposed Joint Exit Transaction or Joint Follow-On Transaction is disproportionate to its existing holding of such investment (except in situations where an investment manager of an ARCC Fund determines that the ARCC Fund should not participate in such proposed transaction), or if any investment manager of an ARCC Fund determines to dispose of such ARCC Fund's investment, then the ARCC Fund's investment manager (ACM in the case of ARCC) will formulate a recommendation as to the participation of the ARCC Fund in the proposed transaction and submit the recommendation to the Board, in the case of ARCC, or the Independent Party, in the case of a Downstream Managed Fund, to make a determination;

  (3)
  where an Affiliated Fund and an ARCC Fund hold different investments in the same issuer, the Affiliated Fund may not complete a Joint Follow-On Transaction unless the ARCC Fund that did not hold the investment in question is also offered the opportunity to invest in the same investment at the same time and for the same price; and

  (4)
  where an Affiliated Fund and an ARCC Fund hold different investments in the same issuer, the Affiliated Fund may sell, exchange, or otherwise dispose of its investment in such issuer in a Joint Exit Transaction only if the ARCC Fund that did not hold the investment in question is also offered the opportunity to exit its different investment in the same issuer.

        In connection with an ARCC Fund's determination to participate in any of the Joint Exit Transactions or Joint Follow-On Transactions described in (2) and (3) above, the Board of ARCC, or the Independent Party of the Downstream Managed Fund, as applicable, must make the same determination that it would be required to make in connection with the approval of a Basic Co-Investment Transaction, modified as appropriate to apply to dispositions and Follow-On Investments. In connection with an ARCC Fund's determination to participate in a Joint Exit Transaction as described in (4) above, if any investment manager of an ARCC Fund determines to dispose of such ARCC Fund's investment, then the Board of ARCC, or the Independent Party of the Downstream Managed Fund, as applicable, must make the same determination that it would be required to make in connection with the approval of a Basic Co-Investment Transaction, modified as appropriate to apply to dispositions.

        The foregoing conditions contribute to the fairness of Joint Follow-On Transactions and Joint Exit Transactions by eliminating the ability of the Affiliated Funds to participate in those transactions on a basis that is more advantageous than the participation of the ARCC Funds. Thus, by requiring, among other things, that such transactions are completed at the same time, for the same price and other terms, or are approved by the Board of ARCC or the Independent Party of an ARCC Fund, as applicable and as required by the conditions, the opportunity for overreaching by the Affiliated Funds vis-à-vis the ARCC Funds should be eliminated.

F.     RATIONALE FOR JOINT EXIT AND JOINT FOLLOW-ON TRANSACTIONS

        As described above, an ARCC Fund and an Affiliated Fund may find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not implicate the joint transaction proscriptions of Section 57(a)(4), and therefore the investments were not made through a Co-Investment Transaction. As the Co-Investment Transaction model is not implicated in these situations, a question arises as to how to ensure that an exit from or a Follow-On Investment in a portfolio company in this situation is made on terms that are fair and equitable and do not harm ARCC's shareholders or a Downstream Fund's interest holders, as applicable.

        A method for exiting and completing Follow-On Investments in the described situation may be necessary because at times it will be in the best interests of the shareholders of ARCC and the interest holders of the Downstream Managed Funds to be able to exit from, and complete Follow-On Investments in, investments when an Affiliated Fund holds a different investment in the same issuer and the different investments were acquired under circumstances that did not implicate Section 57(a)(4). If the respective funds are not able to exit such investments or complete Follow-On Investments in respect of such investments, then the respective funds may be forced to hold an investment when it is no longer viewed as potentially accretive (in the case of exits) or when more attractive investment opportunities are available (in the case of Follow-On Investments).

        With respect to Joint Follow-On Transactions, Applicants believe that the conditions set forth herein would provide appropriate protection. The fact that the Joint Follow-On Transaction would be effected at a time when the ARCC Fund and the Affiliated Fund already have respective positions in the portfolio company would seem to be ably addressed by the requirement that ARCC's Board, or the Independent Party of a Downstream Managed Fund, as applicable, make certain findings regarding the fact that the proposed Joint Follow-On Transaction is in the best interests of ARCC's shareholders or a Downstream Managed Fund's interest holders, as applicable.

        With respect to Joint Exit Transactions, Applicants see no basis to impose greater restrictions than those that would be imposed under the traditional co-investment order templates. There will be times when it will be in the best interests of ARCC's shareholders, or a Downstream Managed Fund's interest holders, for the ARCC Fund to divest of a position also held by an Affiliated Fund. Assuming, as Applicants do here, that the ARCC Fund and the Affiliated Fund came to and have maintained their respective positions in the portfolio company separately (i.e., Section 57(a)(4) has not been implicated in their circumstances prior to seeking the disposition in question), the layering of additional conditions to a disposition would serve no shareholder protection or policy purpose. Stated differently, the fact that the various conditions typically imposed on the acquisition side of a co-investment program were not applicable to the disjointed acquisitions here should not impact or change the analysis. Those conditions have historically been imposed to ensure that investments made under circumstances which Congress in Section 57(a)(4) identified as presumptively abusive—i.e., where a BDC and an affiliate are acting jointly by investing in the same issuer in some concerted way—were the subject of a protocol designed to prevent the abuse through specific limitations and proactive board involvement, as appropriate. Where, as here, no such presumptively abusive transaction has occurred as a predicate, imposition of the conditions would seem to gratuitously impose a burden for a problem that does not exist. As a result, Applicants believe that applying conditions to the exit or Follow-On Investment, as applicable, itself, but not adding any other additional conditions, appropriately protects the interests of ARCC's shareholders and the Downstream Managed Funds' interest holders.

G.    APPLICABLE LAW

  1.
  Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder.

        Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

  2.
  Section 57(b) of the Act and Rule 57b-1 thereunder.

        Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.

        Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in

(a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

        Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

        Sections 2(a)(3)(C) and (D) define an "affiliated person" of another person as: "(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person."

  3.
  Sections 57(c) and 57(a)(2).

        Section 57(c) provides that the Commission will exempt a proposed transaction from Section 57(a) if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; and the proposed transaction is consistent with the policy of the business development company concerned and consistent with the general purposes of the Act. Applicants believe that the requested relief from Section 57(a)(2) meets these standards for the reasons discussed below.

        Section 57(a)(2) makes it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal knowingly to purchase from the BDC or from any company controlled by the BDC any security (except securities of which the seller is the issuer).

H.    NEED FOR RELIEF

        Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. The ARCC Funds and each of the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of Ares Management LLC manage each of the Affiliated Funds, (ii) Ares Management LLC controls ACM, which manages ARCC pursuant to the Investment Advisory Agreement and (iii) currently certain of the Downstream Managed Funds are managed by, and pay advisory fees to, Ivy Hill Management, and now certain of the Downstream Managed Funds are, and in the future one or more of these funds may be, managed by ARCC or certain of ARCC's subsidiaries. Thus, each of the Affiliated Funds could be deemed to be a person related to the ARCC Funds in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions.

        Further, those Syndication Transactions that are Principal Syndications, in which the ARCC Fund commits to acquire or acquires the full amount of a debt issuance from the issuer and then syndicates or sells a portion of it to an Affiliated Fund, could be prohibited by Section 57(a)(2) without a prior exemptive order of the Commission under Section 57(c). In those instances, the Affiliated Fund could be determined to knowingly purchase a security from a BDC.

I.     REQUESTED RELIEF

        Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 57(c) and 57(i) and Rule 17d-l to permit the ARCC

Funds to participate in: (i) Basic Co-Investment Transactions; (ii) Syndication Transactions; (iii) Joint Follow-On Transactions; and (iv) Joint Exit Transactions.

J.     APPLICANT'S LEGAL ANALYSIS

        In accordance with Rule 17d-1 (made applicable to BDCs pursuant to Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the ARCC Funds (or any person they control) in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants.

        As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions may be made are consistent with the participation of the ARCC Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the shareholders or interest holders of any participant from being disadvantaged. For each Co-Investment Transaction, other than Syndication Transactions (which, as discussed above, will effectively be managed according to the needs of ARCC and, to the extent that they participate in such transactions, one or more of the Downstream Managed Funds), one or more of the ARCC Funds and one or more of the Affiliated Funds will be offered the opportunity to participate in the Co-Investment Transactions on identical terms and on a pro rata basis based on the total assets of the respective funds. Further, the terms and conditions will ensure that all Co-Investment Transactions are reasonable and fair to the ARCC Funds and the Affiliated Funds and do not involve overreaching by any person concerned, including ACM. The decision for ARCC to participate in any Co-Investment Transaction will be based on the recommendation of ACM and the approval of a required majority of the directors of ARCC's Board eligible to vote on the Co-Investment Transaction within the meaning of Section 57(o) (the "Eligible Directors"), or in the case of any Downstream Managed Fund, based on the recommendation of its investment manager and the approval of its Independent Party.

        In addition, Section 57(c) authorizes the Commission to exempt a proposed transaction from Section 57(a)(2) if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; and (2) the proposed transaction is consistent with the policy of the business development company concerned and consistent with the general purposes of the Act. In the case of Syndication Transactions that are Principal Syndications and therefore implicate Section 57(a)(2), the ARCC Fund will only effect such syndication if ARCC's Board or Independent Party, as applicable, after appropriate consideration, approves it. As a result, the terms of these transactions, including the consideration to be paid or received, are by definition reasonable and fair and do not involve overreaching.

K.    PRECEDENTS

        The Commission has granted co-investment relief on numerous occasions in recent years.11 Although allocation formulae, approval procedures and presumptions may differ in detail as a result of circumstances and structures being different for each applicant, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

        11  Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 812-7133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

L.    CONDITIONS

        Applicants agree that any order granting the requested relief will be subject to the following conditions:

        1.

  (a)
  If considering an investment opportunity that could result in a Basic Co-Investment Transaction or Syndication Transaction, the investment adviser or manager, as applicable, of the ARCC Fund ("Adviser") will make an independent determination of the appropriateness of the ARCC Fund's participation in such Co-Investment Transaction in light of the ARCC Fund's then-current circumstances.

  (b)
  If the Adviser deems the ARCC Fund's participation in any such investment opportunity to be appropriate for the ARCC Fund, it will then determine an appropriate level of investment for the ARCC Fund. For Basic Co-Investment Transactions, if the aggregate amount recommended by the Adviser to be invested by the ARCC Fund in such Basic Co-Investment Transaction, together with the amount proposed to be invested by all Affiliated Funds in the same Basic Co-Investment Transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party's proposed investment. For Syndication Transactions, the Adviser will have determined a specific amount for the ARCC Fund to invest, and only the portion of the investment that the ARCC Fund is not absorbing, based on the Adviser's judgment, taking into account available investment capacity and other factors, will be offered to other lenders, including Affiliated Funds. In those cases, if the amount proposed to be invested by all Affiliated Funds and other lenders in the same Syndication Transaction exceeds the amount of the investment opportunity offered to such other lenders (including Affiliated Funds), such amount will be allocated among such participating Affiliated Funds and other lenders pro rata based on the amount of each such party's initial investment indication. In connection with an ARCC Fund's participation in any Basic Co-Investment Transaction or Syndication Transaction, the Adviser will provide the Eligible Directors or Independent Party, as applicable, with information concerning the Affiliated Funds' investment amounts to assist the Eligible Directors or Independent Party, as applicable, with their review of the ARCC Fund's investments for compliance with these allocation procedures.

  (c)
  After making the determinations required in (a) and (b) above, the Adviser will distribute written information concerning the Basic Co-Investment Transaction or Syndication Transaction, including the amount proposed to be invested by any Affiliated Fund, to the Eligible Directors or Independent Party, as applicable, for their consideration and will assist the Eligible Directors or Independent Party, as applicable, with their review of compliance with these allocation procedures. For Basic Co-Investment Transactions and Syndication Transactions, an ARCC Fund will co-invest with an Affiliated Fund only if, prior to the ARCC Fund's participation in the Basic Co-Investment Transaction or Syndication Transaction the Eligible Directors or Independent Party, as applicable, conclude that:

  (i)
  the terms of the Basic Co-Investment Transaction or Syndication Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the ARCC Fund or its shareholders (in the case of ARCC) or interest holders (in the case of a Downstream Managed Fund), on the part of any person concerned;

  (ii)
  the Basic Co-Investment Transaction or Syndication Transaction is consistent with:

  (A)
  the interests of ARCC's shareholders or a Downstream Managed Fund's interest holders, as applicable; and

      (B)
      the ARCC Fund's investment objective and strategies, (which in the case of ARCC shall be as described in ARCC's registration statements on Form N-2 and other filings made with the Commission by ARCC under the Securities Act of 1933, any reports filed by ARCC with the Commission under the Securities Exchange Act of 1934 and ARCC's reports to shareholders);

    (iii)
    the investment by the Affiliated Fund(s) would not disadvantage the ARCC Fund, and participation by the ARCC Fund is not on a basis different from or less advantageous than that of such Affiliated Fund(s); provided, that if an Affiliated Fund, but not the ARCC Fund, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Eligible Directors or Independent Party, as applicable, from reaching the conclusions required by this condition (1)(c)(iii), if:

    (A)
    the Eligible Directors or Independent Party, as applicable, shall have the right to ratify the selection of such director or board observer, if any, and

    (B)
    the Adviser agrees to, and does, provide periodic reports to the Eligible Directors or Independent Party, as applicable, with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company, subject to any applicable confidentiality restrictions; and

    (iv)
    the proposed investment by the ARCC Fund will not benefit ACM, Ares Management or any Affiliated Fund or any affiliated person thereof (other than the participating Affiliated Fund), except to the extent permitted under Sections 17(e) and 57(k) of the Act.

  (d)
  The ARCC Fund has the right to decline to participate in any Basic Co-Investment Transaction or to invest less than the amount offered to the ARCC Fund.

  (e)
  The Adviser will present to the Eligible Directors or Independent Party, as applicable, on a quarterly basis, a record of all investments made by Affiliated Funds during the preceding quarter of which Adviser personnel were aware that (i) fell within the ARCC Fund's then-current investment objective and met certain criteria determined by the Eligible Directors or Independent Party, as applicable, from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity and size of the investment as well as any control or management rights available to the ARCC Fund and (ii) were not made available to the ARCC Fund, as well as an explanation of why the investment opportunities were not offered to the ARCC Fund. All information presented to ARCC's Board pursuant to this condition will be kept by ACM or ARCC for the life of ARCC and at least two years thereafter, and will be subject to examination by the Commission and its staff.

2.
Except for Follow-On Investments made pursuant to condition 5 below, no ARCC Fund will invest in reliance on the Order in any portfolio company in which ACM, Ares Management or any Affiliated Fund or any affiliated person thereof is an existing investor.

3.
The ARCC Funds will not participate in any Basic Co-Investment Transaction or Syndication Transaction unless the terms, conditions, price, class of investments to be purchased, settlement date and registration rights (if any) will be the same for the ARCC Fund and the Affiliated Fund participating in such transaction. The grant to an Affiliated Fund, but not an ARCC Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 3, if conditions 1(c)(iii)(A) and (B) are met.

        4.

  (a)
  Except as described below, no Affiliated Fund or ARCC Fund will sell, exchange, or otherwise dispose of any interest in any investment acquired pursuant to the Order or engage in a Joint Exit Transaction involving an investment held by both the Affiliated Fund and an ARCC Fund unless, subject to the following sentence, each Affiliated Fund and each ARCC Fund disposes of its interest in such investment at the same time, for the same unit consideration, on the same terms and conditions, and in amounts proportionate to its respective holding of such investment. If the proposed participation of any Affiliated Fund or any ARCC Fund in a proposed disposition is disproportionate to its existing holding of such investment (except in situations where an Adviser determines that the ARCC Fund that it manages should not participate in such proposed transaction), or if any Adviser of an ARCC Fund determines to dispose of such investment, the Adviser shall formulate a recommendation as to the participation of the ARCC Fund in the proposed transaction and submit the recommendation to the Eligible Directors or Independent Party, as applicable. The recommendation will include an explanation of why the ARCC Fund or the Affiliated Fund, as applicable, is not participating to the extent of its proportionate amount. No ARCC Fund shall participate in a disproportionate disposition of an investment acquired pursuant to the Order or engage in a Joint Exit Transaction in a disproportionate amount to an Affiliated Fund (except in situations where an Adviser determines that the ARCC Fund that it manages should not participate in such proposed transaction) unless the Eligible Directors or Independent Party, as applicable, have made the determinations set forth in condition 1 above (modified as appropriate to apply to dispositions).

  (b)
  If an Affiliated Fund and an ARCC Fund hold different investments in the same issuer, the Affiliated Fund may sell, exchange, or otherwise dispose of its investment in such issuer in a Joint Exit Transaction only if prior notice of such disposition is provided to the Adviser and the ARCC Fund that did not hold the investment in question is also offered the opportunity to exit its different investment in the same issuer. If the Adviser determines that the ARCC Fund should dispose of its investment, the Adviser will make a recommendation regarding the disposition of the investment held by the ARCC Fund to the Eligible Directors or Independent Party, as applicable, to permit them to make a determination regarding the disposition of such investment in accordance with condition 1 (modified as appropriate to apply to dispositions).

        5.

  (a)
  No Affiliated Fund may make a Follow-On Investment or engage in a Joint Follow-On Transaction unless the Affiliated Fund and each ARCC Fund makes such Follow-On Investment or engages in such Joint Follow-On Transaction at the same time and in amounts proportionate to their respective holdings of such investments. If an Affiliated Fund anticipates engaging in a Joint Follow-On Transaction or participating in a Follow-On Investment in an amount disproportionate to its holding, the Affiliated Fund will advise the Adviser of its intention to make a disproportionate Follow-On Investment or Joint Follow-On Transaction. The Adviser will formulate a recommendation as to the proposed Follow-On Investment or Joint Follow-On Transaction by the ARCC Fund and submit the recommendation to the Eligible Directors or Independent Party, as applicable, of the ARCC Fund (except in situations where an Adviser determines that the ARCC Fund that it manages should not participate in such proposed transaction). That recommendation will include an explanation why an Affiliated Fund is not participating to the extent of, or exercising, its proportionate amount. Prior to any such disproportionate Follow-On Investment or Joint

    Follow-On Transaction, an ARCC Fund must obtain approval for the transaction (except in situations where an Adviser determines that the ARCC Fund that it manages should not participate in such proposed transaction) as set forth in condition 1 above (modified as appropriate to apply to Follow-On Investments). Transactions pursuant to this condition 5 will be subject to the other conditions set forth in the application.

  (b)
  If an Affiliated Fund and an ARCC Fund hold different investments in the same issuer, no Affiliated Fund may complete a Joint Follow-On Transaction unless the ARCC Fund that did not hold the investment in question is also offered the opportunity to invest in the same investment at the same time and for the same price. The Adviser will formulate a recommendation as to the proposed purchase of such investment by the ARCC Fund and submit the recommendation to the Eligible Directors or Independent Party, as applicable, of the ARCC Fund. If the aggregate amount recommended by the Adviser to be invested by the ARCC Fund in such Joint Follow-On Transaction, together with the amount proposed to be invested by all Affiliated Funds in the same Joint-Follow-On Transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party's proposed investment. Prior to any such investment, the ARCC Fund must obtain approval for the transaction as set forth in condition 1 above (modified as appropriate to apply to Follow-On Investments). Transactions pursuant to this condition 5 will be subject to the other conditions set forth in the application.

6.
The Eligible Directors or Independent Party, as applicable, will be provided quarterly for review all information concerning Co-Investment Transactions, as well as proposed Co-Investment Transactions that were submitted to the Eligible Directors or Independent Party, as applicable, during the preceding quarter and declined, so that the Eligible Directors or Independent Party, as applicable, may determine whether all Co-Investment Transactions entered into, or proposed Co-Investment Transactions that were considered by the Eligible Directors or Independent Party, as applicable, and declined, during the preceding quarter, comply with the conditions of the Order. In addition, the Eligible Directors or Independent Party will consider at least annually the continued appropriateness of Co-Investment Transactions, including whether engaging in future Co-Investment Transactions pursuant to the Order continues to be in the best interests of the ARCC Fund and its interest holders and does not involve overreaching on the part of any person concerned.

7.
ARCC will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).

8.
No Independent Director will also be a director, general partner or principal, or otherwise an "affiliated person" (as defined in the Act) of any Downstream Managed Fund or any Affiliated Fund.

9.
The expenses, if any, associated with acquiring, holding or disposing of any investments acquired in a Basic Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by ACM, Ivy Hill Management or Ares Management, be shared by the co-investors in proportion to the relative amounts of their investments to be acquired or disposed of, as the case may be.

10.
Any transaction fee (including break-up, structuring or commitment fees but excluding broker's fees contemplated by Section 57(k)(2) of the Act, and administration fees) received in connection with a Syndication Transaction will be distributed to the participants in the Syndication Transaction based on prevailing market conditions, the creditworthiness of the borrower, the perceived risk of the investment and other relevant factors. Any transaction fees received in connection with a Basic Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amount they invested or committed, as the case may be, in such Basic Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will be divided on the same basis as the transaction fees. The Affiliated Funds, Ares Management, ACM or an Affiliate of the foregoing (other than the ARCC Funds) will not receive additional compensation or remuneration of any kind (other than (i) the transaction fees described above (including break-up, structuring or commitment fees but excluding broker's fees contemplated by Section 57(k)(2) of the Act, and administration fees) and (ii) investment advisory fees paid in accordance with investment advisory agreements with each Affiliated Fund or ARCC Fund, as applicable) as a result of or in connection with a Co-Investment Transaction.

 III. PROCEDURAL MATTERS

A.    COMMUNICATIONS

        Please address all communications concerning this Application and the Notice and Order to:

Michael Arougheti
President
Ares Capital Corporation
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300

and

Michael Weiner
General Counsel
Ares Management LLC
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067
(310) 201-4200

and

Joshua M. Bloomstein
General Counsel
Ares Capital Corporation
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300

        Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Monica Shilling
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067
(310) 557-2900

and

Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 383-0100

B.    AUTHORIZATION

        Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that ARCC, by resolutions duly adopted by its Board on October 29, 2008 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission an application and any amendment thereto under Sections 57(c) and 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Sections 57(a)(2) and 57(a)(4) of such Act (the "Application"). Each person executing the application on behalf of the ARCC Funds and Affiliated Funds being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable ARCC Fund or Affiliated Fund; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

        All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 18th day of July, 2011.

ARES CAPITAL CORPORATION
By:	/s/ Joshua M. Bloomstein Name: Joshua M. Bloomstein Title: General Counsel

ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES MANAGEMENT, L.P., ARES MANAGEMENT II, L.P., ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES NF CLO XIII MANAGEMENT, L.P., ARES NF CLO XIV MANAGEMENT, L.P., ARES NF CLO XV MANAGEMENT, L.P., ARES CLO MANAGEMENT XVI, L.P., ARES CLO MANAGEMENT XVII, L.P., ARES CLO MANAGEMENT XVIII, L.P., ARES CLO MANAGEMENT XIX, L.P., ARES CLO MANAGEMENT XX, L.P., ARES CLO MANAGEMENT XXI, L.P., ARES CLO MANAGEMENT XXII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P., ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., AELIS VI OPERATING MANAGER, LLC,

ARES WLP MANAGEMENT L.P., ASSF OPERATING MANAGER III, LLC, ARES SPC HOLDINGS, L.P., ARES SPC HOLDINGS GP LLC, ARES PRIVATE ACCOUNT MANAGEMENT I, L.P., ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC, ARES CSF OPERATING MANAGER I, LLC, ARES CSF OPERATING MANAGER II, LLC, ARES CSF III INVESTMENT MANAGEMENT, LLC, ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES MEZZANINE MANAGEMENT LLC, ARES CAPITAL EURO GP, L.P., ARES STRATEGIC INVESTMENT GP, LLC, ARES STRATEGIC INVESTMENT MANAGEMENT LLC, ASIP OPERATING MANAGER III LLC, ARES ASIA MANAGEMENT, LTD., ARES ASIA MANAGEMENT (HK), LIMITED, ARES COMMERCIAL REAL ESTATE MANAGEMENT LLC, ARES COMMERCIAL REAL ESTATE MANAGER LLC, ARES COMMERCIAL REAL ESTATE SERVICER LLC, IVY HILL ASSET MANAGEMENT L.P., IHSM LLC, ACKB LLC, A.C. CORPORATION, ARES INVESTMENTS LLC, ARES INVESTMENTS HOLDINGS LLC, ARES LEVERAGED INVESTMENT FUND (U.S.), L.P., ARES LEVERAGED INVESTMENT FUND (CAYMAN), L.P., ARES LEVERAGED INVESTMENT FUND, L.P., ARES LEVERAGED INVESTMENT CORP., ARES LEVERAGED INVESTMENT FUND II, L.P., ARES LEVERAGED INVESTMENT CORP. II, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES IIIR/IVR CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD.,

ARES XI CLO LTD., ARES XII CLO LTD., ARES CLO XVI LTD., ARES CLO XVII LTD., ARES CLO XVIII LTD., ARES CLO XIX LTD., ARES CLO XX LTD., ARES CLO XXI LTD., ARES CLO XXII LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., OCI EURO FUND I, B.V., ARES NF CLO XIII LTD., ARES NF CLO XIV LTD., ARES NF CLO XV LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY VI, L.P., ARES SPC LUXEMBOURG S.À R.L., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES SPECIAL SITUATIONS FUND, L.P., ASSF I JM LTD, DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ASSF I-B JM LTD, ARES SPECIAL SITUATIONS FUND III, L.P., ASSF III JM LTD., DF III US BD HOLDINGS LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CREDIT STRATEGIES FUND II, L.P., ARES CREDIT STRATEGIES FUND III, L.P., ARES CSF III LUXEMBOURG S.À R.L., ARES CORPORATE OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ACOF II JM LTD., ARES CORPORATE OPPORTUNITIES FUND III, L.P., AF I US BD HOLDINGS L.P., AF II US BD HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES MEZZANINE PARTNERS, L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P.,

ARES CAPITAL EUROPE (LUXEMBOURG) S.À R.L., ARES STRATEGIC INVESTMENT PARTNERS LTD., ARES STRATEGIC INVESTMENT PARTNERS OFFSHORE LTD., ARES STRATEGIC INVESTMENT PARTNERS EUROPE B.V., ARES STRATEGIC INVESTMENT PARTNERS, L.P., ARES STRATEGIC INVESTMENT PARTNERS EUROPE, L.P., ARES STRATEGIC INVESTMENT PARTNERS EUROPE OFFSHORE B.V., ARES STRATEGIC INVESTMENT PARTNERS III, L.P., ARES CORPORATE OPPORTUNITIES FUND ASIA, L.P., ARES CAPITAL CP FUNDING LLC, ARCC COMMERCIAL LOAN TRUST 2006, IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD., IVY HILL SENIOR DEBT FUND, L.P., IVY HILL SENIOR DEBT FUNDING 2007-1, IVY HILL SENIOR DEBT FUND, LTD., COLTS 2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT FUNDING I, LTD., KNIGHTSBRIDGE CLO 2007-1 LIMITED, KNIGHTSBRIDGE CLO 2008-1 LIMITED, EMPORIA PREFERRED FUNDING I, LTD., EMPORIA PREFERRED FUNDING II, LTD., EMPORIA PREFERRED FUNDING III, LTD., AGILE FUND I, LLC, ARES PRIVATE DEBT STRATEGIES II, L.P., ARES PRIVATE DEBT STRATEGIES III, L.P.

By: /s/ Joshua M. Bloomstein Name: Joshua M. Bloomstein Authorized Person

STATE OF NEW YORK	) ) ss:
COUNTY OF NEW YORK	)

        The undersigned, being duly sworn, deposes and states that he has duly executed the foregoing Application, dated July 18, 2011, for and on behalf of Ares Capital Corporation, that he is the Vice President and General Counsel of such entity and that all action by the directors and shareholders of such entity necessary to authorize the undersigned to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ARES CAPITAL CORPORATION
By:	/s/ JOSHUA M. BLOOMSTEIN Name: Joshua M. Bloomstein Title: General Counsel

1

STATE OF CALIFORNIA	) ) ss:
COUNTY OF LOS ANGELES	)

        The undersigned, being duly sworn, deposes and states that he has duly executed the foregoing Application, dated July 18, 2011, for and on behalf of Ares Capital Management LLC, Ares Management LLC, Ares Management Limited, Ares Management, L.P., Ares Management II, L.P., Ares Institutional Loan Fund GP, LLC, Ares CLO Management IIR, L.P., Ares CLO Management IIIR/IVR, L.P., Ares CLO Management VR, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VII, L.P., Ares CLO Management VIII, L.P., Ares CLO Management IX, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XII, L.P., Ares NF CLO XIII Management, L.P., Ares NF CLO XIV Management, L.P., Ares NF CLO XV Management, L.P., Ares CLO Management XVI, L.P., Ares CLO Management XVII, L.P., Ares CLO Management XVIII, L.P., Ares CLO Management XIX, L.P., Ares CLO Management XX, L.P., Ares CLO Management XXI, L.P., Ares CLO Management XXII, L.P., Ares Enhanced Loan Management, L.P., Ares Enhanced Loan Management IR, L.P., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., AELIS VI Operating Manager, LLC, Ares WLP Management L.P., ASSF Operating Manager III, LLC, Ares SPC Holdings, L.P., Ares SPC Holdings GP LLC, Ares Private Account Management I, L.P., Ares Enhanced Credit Opportunities GP, LLC, Ares Enhanced Credit Opportunities Fund Management, L.P., ASSF Operating Manager, LLC, Ares CSF Operating Manager I, LLC, Ares CSF Operating Manager II, LLC, Ares CSF III Investment Management, LLC, ACOF Operating Manager, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III, LLC, Ares Mezzanine Management LLC, Ares Capital Euro GP, L.P., Ares Strategic Investment GP, LLC, Ares Strategic Investment Management LLC, ASIP Operating Manager III LLC, Ares Asia Management, Ltd., Ares Asia Management (HK), Limited, Ares Commercial Real Estate Management LLC, Ares Commercial Real Estate Manager LLC, Ares Commercial Real Estate Servicer LLC, Ivy Hill Asset Management L.P., IHSM LLC, ACKB LLC, A.C. Corporation, Ares Investments LLC, Ares Investments Holdings LLC, Ares Leveraged Investment Fund (U.S.), L.P., Ares Leveraged Investment Fund (Cayman), L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Corp., Ares Leveraged Investment Fund II, L.P., Ares Leveraged Investment Corp. II, Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares CLO XVI Ltd., Ares CLO XVII Ltd., Ares CLO XVIII Ltd., Ares CLO XIX Ltd., Ares CLO XX Ltd., Ares CLO XXI Ltd., Ares CLO XXII Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., OCI Euro Fund I, B.V., Ares NF CLO XIII Ltd., Ares NF CLO XIV Ltd., Ares NF CLO XV Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.à r.l., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Offshore Fund, LTD., Ares Enhanced Credit Opportunities Master Fund, L.P., Ares Enhanced Credit Opportunities Fund Ltd., Global Loan Opportunities Fund B.V., Ares Special Situations Fund, L.P., ASSF I JM Ltd, DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, ASSF I-B JM Ltd, Ares Special Situations Fund III, L.P., ASSF III JM Ltd., DF III US BD HOLDINGS LLC, Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund II, L.P., Ares Credit Strategies Fund III, L.P., Ares CSF III Luxembourg S.à r.l., Ares Corporate Opportunities Fund, L.P., Ares Corporate Opportunities Fund II, L.P., ACOF II JM Ltd., Ares Corporate Opportunities Fund III, L.P., AF I US BD Holdings L.P., AF II US BD Holdings L.P., AF III US BD Holdings L.P., Ares Mezzanine Partners, L.P., Ares Capital Europe Limited, Ares Capital European

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Investments Limited, Ares Capital Europe, L.P., Ares Capital Europe (Luxembourg) S.à r.l., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners Offshore Ltd., Ares Strategic Investment Partners Europe B.V., Ares Strategic Investment Partners, L.P., Ares Strategic Investment Partners Europe, L.P., Ares Strategic Investment Partners Europe Offshore B.V., Ares Strategic Investment Partners III, L.P., Ares Corporate Opportunities Fund Asia, L.P., Ares Capital CP Funding LLC, ARCC Commercial Loan Trust 2006, Ivy Hill Middle Market Credit Fund, Ltd., Ivy Hill Middle Market Credit Fund II, Ltd., Ivy Hill Senior Debt Fund, L.P., Ivy Hill Senior Debt Funding 2007-1, Ivy Hill Senior Debt Fund, Ltd., CoLTS 2005-1 Ltd., CoLTS 2005-2 Ltd., CoLTS 2007-1 Ltd., Firstlight Funding I, Ltd., Knightsbridge CLO 2007-1 Limited, Knightsbridge CLO 2008-1 Limited, Emporia Preferred Funding I, Ltd., Emporia Preferred Funding II, Ltd., Emporia Preferred Funding III, Ltd., AGILE Fund I, LLC, Ares Private Debt Strategies II, L.P. AND Ares Private Debt Strategies III, L.P., that he is authorized to execute this sworn statement of each entity and that all action by the directors, shareholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. Deponent further states

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that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES MANAGEMENT, L.P., ARES MANAGEMENT II, L.P., ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES NF CLO XIII MANAGEMENT, L.P., ARES NF CLO XIV MANAGEMENT, L.P., ARES NF CLO XV MANAGEMENT, L.P., ARES CLO MANAGEMENT XVI, L.P., ARES CLO MANAGEMENT XVII, L.P., ARES CLO MANAGEMENT XVIII, L.P., ARES CLO MANAGEMENT XIX, L.P., ARES CLO MANAGEMENT XX, L.P., ARES CLO MANAGEMENT XXI, L.P., ARES CLO MANAGEMENT XXII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P., ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., AELIS VI OPERATING MANAGER, LLC, ARES WLP MANAGEMENT L.P., ASSF OPERATING MANAGER III, LLC, ARES SPC HOLDINGS, L.P., ARES SPC HOLDINGS GP LLC, ARES PRIVATE ACCOUNT MANAGEMENT I, L.P., ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC, ARES CSF OPERATING MANAGER I, LLC, ARES CSF OPERATING MANAGER II, LLC, ARES CSF III INVESTMENT MANAGEMENT, LLC,

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ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES MEZZANINE MANAGEMENT LLC, ARES CAPITAL EURO GP, L.P., ARES STRATEGIC INVESTMENT GP, LLC, ARES STRATEGIC INVESTMENT MANAGEMENT LLC, ASIP OPERATING MANAGER III LLC, ARES ASIA MANAGEMENT, LTD., ARES ASIA MANAGEMENT (HK), LIMITED, ARES COMMERCIAL REAL ESTATE MANAGEMENT LLC, ARES COMMERCIAL REAL ESTATE MANAGER LLC, ARES COMMERCIAL REAL ESTATE SERVICER LLC, IVY HILL ASSET MANAGEMENT L.P., IHSM LLC, ACKB LLC, A.C. CORPORATION, ARES INVESTMENTS LLC, ARES INVESTMENTS HOLDINGS LLC, ARES LEVERAGED INVESTMENT FUND (U.S.), L.P., ARES LEVERAGED INVESTMENT FUND (CAYMAN), L.P., ARES LEVERAGED INVESTMENT FUND, L.P., ARES LEVERAGED INVESTMENT CORP., ARES LEVERAGED INVESTMENT FUND II, L.P., ARES LEVERAGED INVESTMENT CORP. II, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES IIIR/IVR CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD., ARES XI CLO LTD., ARES XII CLO LTD., ARES CLO XVI LTD., ARES CLO XVII LTD., ARES CLO XVIII LTD., ARES CLO XIX LTD., ARES CLO XX LTD., ARES CLO XXI LTD., ARES CLO XXII LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., OCI EURO FUND I, B.V., ARES NF CLO XIII LTD., ARES NF CLO XIV LTD., ARES NF CLO XV LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD.,

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ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY VI, L.P., ARES SPC LUXEMBOURG S.À R.L., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES SPECIAL SITUATIONS FUND, L.P., ASSF I JM LTD, DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ASSF I-B JM LTD, ARES SPECIAL SITUATIONS FUND III, L.P., ASSF III JM LTD., DF III US BD HOLDINGS LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CREDIT STRATEGIES FUND II, L.P., ARES CREDIT STRATEGIES FUND III, L.P., ARES CSF III LUXEMBOURG S.À R.L., ARES CORPORATE OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ACOF II JM LTD., ARES CORPORATE OPPORTUNITIES FUND III, L.P., AF I US BD HOLDINGS L.P., AF II US BD HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES MEZZANINE PARTNERS, L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P., ARES CAPITAL EUROPE (LUXEMBOURG) S.À R.L., ARES STRATEGIC INVESTMENT PARTNERS LTD., ARES STRATEGIC INVESTMENT PARTNERS OFFSHORE LTD., ARES STRATEGIC INVESTMENT PARTNERS EUROPE B.V., ARES STRATEGIC INVESTMENT PARTNERS, L.P., ARES STRATEGIC INVESTMENT PARTNERS EUROPE, L.P., ARES STRATEGIC INVESTMENT PARTNERS EUROPE OFFSHORE B.V., ARES STRATEGIC INVESTMENT PARTNERS III, L.P., ARES CORPORATE OPPORTUNITIES FUND ASIA, L.P., ARES CAPITAL CP FUNDING LLC,

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ARCC COMMERCIAL LOAN TRUST 2006, IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD., IVY HILL SENIOR DEBT FUND, L.P., IVY HILL SENIOR DEBT FUNDING 2007-1, IVY HILL SENIOR DEBT FUND, LTD., COLTS 2005-1 LTD., COLTS 2005-2 LTD., COLTS 2007-1 LTD., FIRSTLIGHT FUNDING I, LTD., KNIGHTSBRIDGE CLO 2007-1 LIMITED, KNIGHTSBRIDGE CLO 2008-1 LIMITED, EMPORIA PREFERRED FUNDING I, LTD., EMPORIA PREFERRED FUNDING II, LTD., EMPORIA PREFERRED FUNDING III, LTD., AGILE FUND I, LLC, ARES PRIVATE DEBT STRATEGIES II, L.P., ARES PRIVATE DEBT STRATEGIES III, L.P.
By:	/s/ JOSHUA M. BLOOMSTEIN Name: Joshua M. Bloomstein Authorized Person

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 EXHIBIT A

Resolutions of the Board of Directors of
Ares Capital Corporation

        NOW, THEREFORE, BE IT RESOLVED, that the officers (the "Officers") of Ares Capital Corporation (the "Corporation") be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the "Commission") an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an "Application"), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be "affiliates" of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

        RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Corporation and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Corporation, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action;

        RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Corporation to accomplish its investment objective; and

        RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer's or Officers' authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

        (Adopted by Unanimous Written Consent dated October 29, 2008)

A-1

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  No. 812-13603
U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
INTRODUCTION
II. RELIEF REQUESTED
III. PROCEDURAL MATTERS
  EXHIBIT A
Resolutions of the Board of Directors of Ares Capital Corporation